Exhibit 99.2

rYojbaba Announces $3.2 Million Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union

FUKUOKA, JAPAN, March 3, 2026 - rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese consulting and health services company, announced a Comprehensive Agreement on International Labor Support and Union Infrastructure Development (the “Agreement”) for the International Labor Union (“ILU”). The Agreement is a one year, JPY ¥500 million agreement (or USD $3.2 million, based on Federal Reserve Foreign Exchange Rates of ¥156.05 - USD $1.00, as of February 27, 2026).

Under the Agreement, rYojbaba has commenced and continued to provide comprehensive international labor support and infrastructure build-out needed to strengthen ILU’s sustainability, public mission, and global role. rYojbaba continues to provide ongoing support for international labor protection, union-infrastructure development, membership expansion, subsidy-system optimization, coordination with international institutions, along with a range of high-level advisory and organization services.

As the execution of the Agreement progresses, rYojbaba is actively implementing these services and continues to establish connections with United Nations agencies and the China Poly Group Corporation, build the foundational infrastructure needed to transition toward a foreign worker-led membership structure, develop a wage improvement model linked to public subsidy programs, and create an operational framework capable of supporting large-scale union membership.

ILU faced rapidly growing operational demands driven by a major shift in its membership from domestic Japanese workers to a global base of foreign skilled workers, international students, and mid- to long-term migrant workers. This transformation brought increasingly complex issues that ILU’s traditional union structures were not equipped to manage, including unpaid wage claims, unpaid compensation, illegal labor practices, and executive accountability. As these challenges intensified, ILU required a partner with international reach, institutional relationship, and specialized expertise.

rYojbaba’s recent corporate developments, including the development of a Free Labor Union model, collaborations and partnerships with non-governmental organization (NGO) Guardian Girls International, and engagements with United Nations-affiliated organizations, including the International Labor Organization, United Nations Population Fund (UNFPA), and United Nations University (UNU), collectively position the Company to deliver a comprehensive international labor union support model with significant public interest value for global institutions.

“The corporate milestones we have achieved and the strategic relationships we have built with key players addressing global labor and societal issues will be instrumental in delivering the full scope of services for ILU,” said Company CEO Ryoji Baba. “We believe the foundations established, combined with the depth of experience across our team, will directly support the successful execution under this agreement and underscores our commitment to setting a higher standard in international labor support. Looking ahead, our strategy focuses not only on expanding the scope and impact of our partnerships, but also strengthening labor governance systems to promote sustainable, resilient labor infrastructure across global communities.”

The Company accounts for the Agreement in accordance with applicable revenue recognition standards. The Company has identified ongoing service obligations under the Agreement, and revenue will be recognized as those performance obligations are satisfied in accordance with the relevant accounting standards. As of December 31, 2025, the Company has not recognized any revenue related to this Agreement.

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 29 osteopathic clinics and 1 beauty salon across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect the current views, expectations, and assumptions of the Company regarding future events, including but not limited to the ongoing performance of services under the Agreement; the anticipated timing of payments under the Agreement; expected revenue recognition; the sustainability and expansion of union membership; coordination with international institutions and state-affiliated enterprises; and the potential business, financial and social impact of such activities.

Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as they are subject to a number of known and unknown risks and uncertainties. Such risks and uncertainties include, among others: risks related to the execution, performance, enforceability, modification or termination of the Agreement; the Company’s ability to deliver the contemplated services within the expected timeframe or budget; the timing and recognition of revenue, if any, under the Agreement; the availability and continuation of public subsidy programs; changes in labor, immigration, or employment laws and regulations in Japan or other relevant jurisdictions; the performance and cooperation of third-party organizations, including international institutions and counterparties; geopolitical and macroeconomic conditions; foreign currency exchange rate fluctuations; and reputational risks. The Company encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com